

Mail Stop 4561

March 29, 2016

Charles W. Scharf
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

     Re: **Visa Inc.**
            Form 8-K filed January 28, 2016
            Form 8-K filed December 2, 2015
            File No. 001-33977

Dear Mr. Scharf:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 28, 2016

Exhibit 99.2

Reconciliation of Non-GAAP Financial Results

Calculation of Free Cash Flow, page A-2

1.   Please clarify for us whether you consider your measure of free cash flow to be a performance measure or a liquidity measure.   In this regard, we note that you reconcile this measure to net income, which indicates that this may be a performance measure. If so, explain how this is a performance measure given the nature of the adjustments you are excluding, specifically, the cash adjustments for capital expenditures, litigation settlements and taxes paid. Please also tell us your consideration of providing disclosure clarifying why you believe this measure is useful for investors. Refer to Item (b) of Regulation G and Item 10(e)(1)(i)(C) of Regulation S-K.

Form 8-K filed December 2, 2015

Exhibit 99.2

Note 5: Calculation of Estimated Purchase Consideration and Preliminary Purchase Price Allocation, page 7

2.   The disclosure on page 10 indicates that customer relationship intangibles are indefinite lived assets because, historically, there were no material losses. Please tell us what portion of the $17 billion acquired intangible you anticipate allocating to customer relationships. Additionally, in your earnings call held on November 2, 2015, you acknowledge there is competition in the marketplace, and that there are "agreements in place . . . that stay intact and [that you will] work commercially beyond that." Thus, it appears there is market competition present and customers of Visa Europe may not be obligated to remain customers of the combined company subsequent to the acquisition. As such, please tell us the factors considered when concluding that the customer relationship intangibles generated from this acquisition are indefinite lived pursuant to ASC 350-30-35-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles W. Scharf
Visa Inc.
March 29, 2016
Page 3

       You may contact Rebekah Lindsey, Staff Accountant] at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3499.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief
          Office of Information Technologies
          and Services